SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 28, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	0536R	March 28, 2006
2.	Regulatory News Service Notice	8292Q	March 26, 2008

[redacted]

08001790

SUPPL

4/17

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

03/28/08 09:51 AM

To "eleanor.besserman@elei <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:0536R
Elementis PLC
28 March 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (Pep) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27 March 2008

6. Date on which issuer notified:

28 March 2008

7. Threshold(s) that is/are crossed or reached:

Reached 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

0241854 ORD GBP0.05

Situation previous to the triggering transaction

Number of shares	23,072,781
Number of Voting Rights	23,072,781

Resulting situation after the triggering transaction

Number of shares		27,338,820
Number of voting rights	Direct	0
Number of voting rights	Indirect	27,338,820
% of voting rights	Direct	0%
% of voting rights	Indirect	6.124%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	27,338,820
% of voting rights	6.124%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

30,000 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

327,667 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

16,014 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

2,023 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

178,379 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

03/27/08 02:59 AM

To "eleanor.besserman@e. <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:8292Q
Elementis PLC
26 March 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (Group)
Legal & General Investment Management Limited (LGIM)

4. Full name of shareholder(s) (if different from 3):

Legal & General Assurance (Pensions Management) Limited (PMC)
Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

20 March 2008

6. Date on which issuer notified:

25 March 2008

7. Threshold(s) that is/are crossed or reached:

Below 5% (Group)
Below 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORD 5p

Situation previous to the Resulting situation after the triggering transaction

Number of shares	23,027,076
Number of Voting Rights	23,027,076

Resulting situation after the triggering transaction

Number of shares		Below 5%
Number of voting rights	Direct	Below 5%
Number of voting rights	Indirect	Below 5%
% of voting rights	Direct	Below 5%
% of voting rights	Indirect	Below 5%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	Below 5%
% of voting rights	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (Below 5% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Below 5% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5% = Total Position)

Legal & General Group Plc (Direct) (L&G) (20,490,266 - 4.58% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (18,339,423 - 4.10% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

(18,339,423 - 4.10% = PMC)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 446,437,348

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 3124 3851

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

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HOLILFSSVIIRFIT

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